UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31411 / January 13, 2015

In the Matter of	)
	)
	)
ROYAL BANK OF CANADA	)
200 Bay Street	)
Toronto, Ontario, Canada M5J 2J5	)
	)
RBC EUROPE LIMITED	)
RBC GLOBAL ASSET MANAGEMENT (UK) LIMITED	)
Riverbank House	)
2 Swan Lane	)
London EC4R 3BF United Kingdom	)
	)
RBC CAPITAL MARKETS ARBITRAGE, S.A.	)
16 Rue Notre Dame	)
Luxembourg, 2240 Luxembourg	)
	)
RBC GLOBAL ASSET MANAGEMENT (U.S.) INC.	)
50 South 6th Street	)
Minneapolis, MN 55402	)
	)
BLUEBAY ASSET MANAGEMENT LLP	)
77 Grosvenor Street	)
London W1K 3JR United Kingdom	)
	)
BLUEBAY ASSET MANAGEMENT USA LLC	)
4 Stamford Plaza	)
107 Elm Street, Suite 512	)
Stamford, CT 06902	)
	)
(812-14403)	)
	)

ORDER PURSUANT TO SECTION 9(c) OF THE INVESTMENT COMPANY ACT OF
1940 GRANTING A PERMANENT EXEMPTION FROM SECTION 9(a) OF THE ACT

Royal Bank of Canada ("RBC"), RBC Europe Limited, RBC Capital Markets Arbitrage, S.A.,
RBC Global Asset Management (U.S.) Inc. ("GAM US"), BlueBay Asset Management LLP
("BlueBay LLP"), BlueBay Asset Management USA LLC ("BlueBay USA"), and RBC
Global Asset Management (UK) Limited ("GAM UK") (collectively, the "Applicants")

(GAM US, BlueBay LLP, BlueBay USA and GAM UK collectively are the "Fund Servicing Applicants") filed an application on December 19, 2014 requesting temporary and permanent orders under section 9(c) of the Investment Company Act of 1940 ("Act") exempting the Fund Servicing Applicants and any other company of which RBC may become an affiliated person (together with Fund Servicing Applicants, "Covered Persons") from section 9(a) of the Act with respect to an injunction entered by the United States District Court for the Southern District of New York on December 18, 2014.

On December 19, 2014, the Commission simultaneously issued a notice of the filing of the application and a temporary conditional order exempting the Covered Persons from section 9(a) of the Act (Investment Company Act Release No. 31388) from December 18, 2014 until the Commission takes final action on the application for a permanent order. The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found that the conduct of the Applicants has been such as not to make it against the public interest or protection of investors to grant the permanent exemption from the provisions of section 9(a) of the Act.

Accordingly,

IT IS ORDERED, pursuant to section 9(c) of the Act, on the basis of the representations and conditions contained in the application filed by Royal Bank of Canada, et al. (File No. 812-14403) that Covered Persons be and hereby are permanently exempted from the provisions of section 9(a) of the Act, operative solely as a result of the injunction, described in the application, entered by the United States District Court for the Southern District of New York on December 18, 2014.

By the Commission.

Brent J. Fields
Secretary